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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 RCN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74936110
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Fraser Stryker
                                500 Energy Plaza
                              409 South 17th Street
                              Omaha, Nebraska 68102
                      Attention: John Boyer/Thomas Flaherty
                                 (402) 341-6000


                                    Copy to:

                              Peter J. Hanlon, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  June 28, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13(d)-1(e), 13(d)-1(f) or 13(d)-(g), check the following box: [ ]



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                                  SCHEDULE 13D

-------------------
CUSIP No. 74936110
-------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Red Basin, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Nebraska
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                11,491,611
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     11,491,611
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,491,611
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            00
----------- --------------------------------------------------------------------

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                                  SCHEDULE 13D

-------------------
CUSIP No. 74936110
-------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Walter Scott, Jr.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                13,008,373
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     13,008,373
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,008,373
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

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Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of RCN Corporation (hereinafter, the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Company is 105 Carnegie Center, Princeton, New Jersey 0854-6215.

Item 2. Identity and Background.

     (a) This Statement is hereby filed by Red Basin, LLC, a Nebraska limited liability company ("Red Basin"), and Walter Scott, Jr. Mr. Scott is the Manager of Red Basin.

     (b) and (c) Mr. Scott is the Chairman of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Level 3 Communications, Inc. is a communications and information services company that is building the first international network optimized for internet protocol technology. It now offers service in 26 U.S. markets and four European markets. The business address of Red Basin is c/o Fraser Stryker, 500 Energy Plaza, 409 South 17th Street, Omaha, Nebraska 68102, Attention: John Boyer/Thomas Flaherty. Mr. Scott's business address is 1000 Kiewit Plaza, Omaha, Nebraska 68131.

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     (d) and (e) During the last five years, neither Red Basin nor Mr. Scott has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Scott is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Red Basin used the funds of its members provided in exchange for their interests in Red Basin in making the purchases that are the subject of this
Schedule 13D.

Item 4. Purpose of Transaction.

     Red Basin purchased the Common Stock that is the subject of this Statement in order to acquire an equity interest in the Company. As of the date hereof, neither Red Basin nor Mr. Scott has any present plans or proposals which relate to or would

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result in any of the actions referred to in sections (a) through (j) of Item 4 of Schedule 13D. Nevertheless, depending on market conditions and other factors, Red Basin and Mr. Scott may sell or otherwise dispose of all or a portion of such Common Stock, or may purchase additional shares of Common Stock. Mr. Scott is a director of the Company.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) The responses of Red Basin and Mr. Scott to Rows (7) through
(13) of the cover page of this Schedule 13D are incorporated herein by reference. Included in the shares of Common Stock beneficially owned by Red Basin are 3,830,537 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. Mr. Scott has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Red Basin. Included in the shares of Common Stock beneficially owned by Mr. Scott are the 11,491,611 shares of Common Stock beneficially owned by Red Basin and 500,000 shares of Common Stock owned by Double Eight Land Corp., a corporation all of the voting stock of which is owned by Mr. Scott.

     (c) Red Basin acquired the shares of Common Stock reported as beneficially owned by Red Basin on this Schedule 13D on June 28, 2001. The transaction was effected as a private placement

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in which Red Basin acquired 7,661,074 shares of Common Stock at a price of
$6.5265 per share and warrants to purchase 3,830,537 shares of Common Stock at an exercise price of $12.928 per share.

     (d) Not Applicable

     (e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     The shares of Common Stock beneficially owned by Red Basin are subject to certain restrictions of transfer contained in the Stock Purchase Agreement filed as Exhibit 1 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

1. Stock Purchase Agreement, dated as of May 28, 2001, between the Company and Red Basin.

2.   Warrant dated June 28, 2001 to purchase 3,830,537 shares of Common Stock.

3.   Joint Filing Agreement.

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                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001

                                        Red Basin, LLC


                                        By: /s/ Walter Scott, Jr.
                                            ------------------------------
                                        Name:  Walter Scott, Jr.
                                               Manager


                                        By: /s/ Walter Scott, Jr.
                                            ------------------------------
                                        Name:  Walter Scott, Jr.